FAIRFAX News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, September 26, 2005
FAIRFAX RECEIVES FURTHER DOCUMENT REQUEST AS PART OF SEC LOSS
MITIGATION PRODUCTS INVESTIGATION
Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) announces that the Fairfax group has received a further subpoena from the Securities and Exchange Commission as part of its investigation into certain loss mitigation products, requesting documents regarding any transactions in securities of Fairfax Financial, the compensation for such transactions and the trading volume or share price of such securities. Fairfax is cooperating with that request.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management .

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946